Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 1: Broker-Dealer Operator Trading Activities on the ATS
a. Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?

Yes☒ No☐

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

For the purposes of this Form ATS-N, the term "orders" encompasses Firm Regular Session Orders; Conditional Orders and associated Firm-up Orders; and Market on Close ("MOC") Orders, as those terms are defined in Part III, Item 7. To the extent a disclosure relates only to one or two classes of orders, the disclosure is drafted to refer to that class or those classes specifically.

CGMI's algorithms ("algos") or its smart order router ("SOR") may determine to route orders to the ATS. If CGMI's algos make the determination to route orders to the ATS, they send a directed order(s) to the SOR, which in turn sends the order(s) to the ATS. CGMI's algos may also send non-directed orders to the SOR, which may decide to send orders to Citi-ONE. CGMI's algos do not enter orders directly into the ATS. CGMI Business Units that have access to the CGMI algos and/or SOR may place orders in NMS Stocks that may be entered into Citi-ONE. CGMI Business Units may not access Citi-ONE directly (i.e., may not be Direct Subscribers).

Each business unit ("Business Unit") listed below is part of CGMI, uses the SBSH market participant identification code ("MPID") with respect to its orders and can place orders in NMS Stocks in the ATS in the trading capacities noted below.

(a) CASH SALES TRADING and CASH TRADING facilitate institutional client orders in NMS Stocks and OTC securities. Cash Sales Trading can send client orders to Citi-ONE in an agency capacity, and Cash Trading can send orders to Citi-ONE in an agency or principal capacity.

(b) INTERNATIONAL TRADING facilitates institutional client orders in American Depositary Receipts and local ordinary securities. International Trading can send orders to Citi-ONE in an agency or principal capacity.

(c) RISK ARBITRAGE facilitates institutional client orders in international securities, NMS Stocks, and OTC securities, specializing in the securities of companies in announced transactions (e.g., mergers and acquisitions, tender offers, etc.). Risk Arbitrage can send orders to Citi-ONE in an agency or principal capacity.

(d) CONVERTIBLES TRADING facilitates institutional client orders in NMS Stocks and OTC securities that are convertible securities. Convertibles Trading can send orders to Citi-ONE in an agency or principal capacity.

(e) DERIVATIVES SALES TRADING and DERIVATIVES TRADING facilitate institutional client orders in listed options, including complex options, and OTC derivatives. Derivatives Sales Trading can send client orders to Citi-ONE in an agency capacity and Derivatives Trading can send orders to Citi-ONE in an agency or principal capacity.

(f) ETF TRADING facilitates institutional client orders in Exchange Traded Funds ("ETFs"). ETF Trading can send orders to Citi-ONE in an agency or principal capacity.

(g) CENTRAL RISK manages a portfolio of CGMI positions incurred from the Firm's facilitation activities. Central Risk can send orders to Citi-ONE in a principal capacity.

(h) ELECTRONIC EXECUTION COVERAGE facilitates institutional client orders in equity securities, including NMS Stocks and OTC securities, as agent using the CGMI algos and/or SOR. Electronic Execution Coverage can send client orders to Citi-ONE in an agency capacity.

(i) PROGRAM SALES and PROGRAM TRADING facilitate institutional client orders in equity securities, including NMS Stocks and OTC securities, entered as a program by the client. Program Sales can send client orders to Citi-ONE in an agency capacity. Program Trading can send orders to Citi-ONE in an agency or principal capacity.

(j) DELTA ONE, SWAPS SALES and TRADING is the market making and hedging desk which provides financing on products offering linear exposure to equity risk (single stock, index and sector swaps, ETFs, EFPs, etc.) to clients. Delta One, Swaps Sales and Trading can send orders to Citi-ONE in a principal capacity to delta hedge their financing swaps.

(k) SPECIAL EQUITIES TRANSACTIONS GROUP facilitates purchases and sales by issuers dealing in their own securities and sales of securities by issuer affiliates. Special Equities Transactions Group can send orders to Citi-ONE in an agency or principal capacity.

(l) U.S. FUTURES, MUNICIPALS, HIGH YIELD and CREDIT TRADING Business Units can all hedge their exposure in U.S. equities. These Business Units can send orders to Citi-ONE in a principal capacity.

(m) FIXED INCOME SALES handles client orders in fixed income securities, but also may handle equity orders on an agency basis. Fixed Income Sales can send orders to Citi-ONE in an agency capacity.

CGMI personnel in various groups who are responsible for trading out of positions in a CGMI error account may send orders to Citi-ONE in a principal capacity. CGMI does not have an electronic market making Business Unit that continuously provides liquidity to the Citi-ONE ATS.

b. If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers?

Yes☐ No☒

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences here.

As discussed further in Part III, Item 5, CGMI Business Units can only enter orders into Citi-ONE indirectly through the CGMI algos and/or SOR. Subscribers (users of Citi-ONE other than CGMI Business Units and CGMI Affiliates) may elect to access Citi-ONE directly as Direct Subscribers or indirectly as Indirect Subscribers, or may elect to be both Direct and Indirect Subscribers. A CGMI Business Unit or CGMI Affiliate may direct an order to Citi-ONE using CGMI's algos and/or SOR. An Indirect Subscriber may send a directed order to Citi-ONE using CGMI's algos and/or SOR by requesting a custom routing strategy by contacting their Client Coverage personnel. CGMI will enable such a strategy on a case-by-case basis. For the purposes of this Form ATS-N, all users of Citi-ONE, i.e., Direct and Indirect Subscribers, CGMI Business Units, and CGMI Affiliates, are referred to collectively as "Participants." Differences between CGMI Business Units and CGMI Affiliates, on the one hand, and Indirect and Direct Subscribers, on the other, related to ATS eligibility are discussed in Part III, Item 2.

c. Are there any formal or informal arrangements with any of the business units required to be identified in Item 1(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

Yes☐ No☒

d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator?

Yes☐ No☒

Item 2: Affiliates Trading Activities on the ATS

a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

<mark>Yes</mark>☒ No☐

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

CGMI is a subsidiary of Citigroup Inc., a global financial services firm ("Citi"). Certain Affiliates of CGMI have the ability to send orders to a CGMI trading desk or to the CGMI algos and/or SOR. The determination as to whether an order is sent to Citi-ONE on behalf of a CGMI Affiliate is made by the relevant CGMI trading desk receiving the order or the CGMI algos and/or SOR. CGMI Affiliates are authorized in their local jurisdictions to act as broker-dealers or banks (or the local equivalent). Given that Affiliate orders are sent to Citi-ONE by CGMI, the applicable MPID for such orders is SBSH. CGMI Affiliates do not have the ability to send orders to the ATS directly.

The following CGMI Affiliates can access Citi-ONE through CGMI. CGMI will implement changes on June 2, 2023 (effective June 5, 2023), such that CGMI will enter all CGMI Affiliates' orders into Citi-ONE in an agency capacity only, regardless of whether such orders represent the interests of a CGMI Affiliate's customers or the principal interest of the CGMI affiliate.

(a) U.S. BANK - Citibank, N.A. ("CBNA"), whose orders represent the principal interest of CBNA.

(b) NON-U.S. BROKER-DEALERS - Citigroup Global Markets Limited, whose orders represent the interests of itself or its customers; Citigroup Global Markets Europe, whose orders represent the interests of its customers; Citigroup Global Markets Hong Kong Limited, whose orders represent the interests of itself ~~or its customers~~.

b. If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?

Yes☐ <mark>No</mark>☒

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.

As discussed further in Part III, Item 5, CGMI Affiliates can only enter orders into Citi-ONE indirectly through the CGMI trading desk or the CGMI algos and/or SOR. CGMI Affiliates do not have the ability to send orders to the ATS directly (i.e., may not be Direct Subscribers). The CGMI trading desk determines whether to direct the Affiliate's order to Citi-ONE, or to use the CGMI algos and/or SOR, which may determine to send the Affiliate's order to Citi-ONE. Subscribers (not CGMI Business Units or CGMI Affiliates) may elect to access Citi-ONE directly or indirectly. Differences between CGMI Business Units and CGMI Affiliates, on the one hand, and Indirect and Direct Subscribers, on the other, related to ATS eligibility are discussed in Part III, Item 2.

c. Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

Yes☐ No☒

d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?

Yes☐ No☒

Item 5: Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

Yes☒ No☐

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

CGMI offers its clients a suite of electronic equities trading products, including the use of its algos, SOR, and Citi-ONE. CGMI client orders may be sent to Citi-ONE by the CGMI algos and/or SOR, making such clients Indirect Subscribers. The decision to route an order to Citi-ONE (or other trading centers) may be made by either the CGMI algos or the SOR. If the CGMI algos decide to send an order to Citi-ONE, the CGMI algos send a directed order to the SOR, and the SOR routes the order to Citi-ONE. CGMI's algos may also send non-directed orders to the SOR, which may decide to send orders to Citi-ONE. The CGMI algos do not enter orders directly into Citi-ONE. Alternatively, ~~an Indirect Subscriber,~~a CGMI Business Unit~~,~~ or CGMI Affiliate may direct an order to Citi-ONE using CGMI's algos and/or SOR<u>. An Indirect Subscriber may send a directed order to Citi-ONE using CGMI's algos and/or SOR by requesting a custom routing strategy by contacting their Client Coverage personnel. CGMI will enable such a strategy on a case-by-case basis</u>. Clients of CGMI can alternatively choose to go through the Direct Subscriber onboarding process described in Part III, Item 2, and after successful completion of that process will be permitted to send orders directly to Citi-ONE through the Citi-ONE gateway. The Citi-ONE gateway is the only gateway to the ATS for both Direct and Indirect Subscribers, though because Indirect Subscriber, CGMI Business Unit, and CGMI Affiliate orders must pass through the additional technology layer of the algos and/or SOR, their orders as a general matter will not reach Citi-ONE as quickly as orders sent to Citi-ONE at the same time from Direct Subscribers. See Part III, Item 5. Part III, Item 2, provides the particular terms and conditions related to eligibility for Direct and Indirect Subscribers.

b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☒

If no, identify and explain any differences.

As described in Part III, Item 2, Direct Subscribers must, as a condition to accessing Citi-ONE directly, sign a Citi-ONE ATS Subscriber Access Agreement and meet the identified criteria to be onboarded. Indirect Subscribers must be CGMI clients in good standing. CGMI Business Units and CGMI Affiliates are not subject to eligibility requirements in order to access Citi-ONE through the CGMI algos and/or SOR and do not have the ability to access Citi-ONE directly. A CGMI Business Unit or CGMI Affiliate may direct an order to Citi-ONE using CGMI's algos and/or SOR. An Indirect Subscriber may send a directed order to Citi-ONE using CGMI's algos and/or SOR by requesting a custom routing strategy by contacting their Client Coverage personnel. CGMI will enable such a strategy on a case-by-case basis.

c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?

Yes☐ No☒

Item 3: Exclusion from ATS Services

a. Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services?

==Yes==☒ No☐

If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services.

CGMI management may determine to exclude a Subscriber from further access to Citi-ONE based on observations of market behaviors that negatively affect the execution quality or operational stability of Citi-ONE (e.g., based on surveillance for inappropriate trading activity). CGMI management also may exclude a Subscriber based on other conduct or developments, such as a change in the Subscriber's financial or regulatory status that would reasonably cause CGMI, as the Broker-Dealer Operator of Citi-ONE to terminate its relationship with the Subscriber (e.g., credit risk issues; change in financial status; regulatory incidents). A failure to comply with applicable agreements or securities rules and regulations, or any CGMI or Citi-ONE rules or guidelines that may apply to use of Citi-ONE can result in termination as a client of CGMI and/or exclusion from Citi-ONE. Citi-ONE assesses incoming orders and blocks or filters out those orders that fail system checks, including market access-related checks pursuant to Rule 15c3-5. CGMI also monitors for compliance with applicable securities rules and regulations.

Please refer to Part III, Items 11, 13, and 14 regarding segmentation and counterparty selection, which can result in limitations on the activities of Participants on Citi-ONE (i.e., an inability to interact with certain order flow).

At the request of Indirect Subscribers, CGMI determines on a case-by-case basis whether to establish custom routing strategies that allow such Indirect Subscribers to direct orders to Citi-ONE using CGMI's algos and/or SOR.

b. If yes to Item 3(a), are the conditions required to be identified in Item 3(a) the same for all Subscribers?

Yes~~☒ No☐~~ ==No☒==

If no, identify and explain any differences.

CGMI implements custom routing strategies that allow Indirect Subscribers to direct orders to Citi-ONE using CGMI's algos and/or SOR on a case-by-case basis. This means that some Indirect Subscribers may be able to direct orders to the ATS and some may not be able to.

Item 5: Means of Entry

a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?

Yes☒ No☐

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

Citi-ONE permits orders to be entered directly by Direct Subscribers by way of Financial Information eXchange "FIX" protocol Version 4.2. Citi-ONE does not offer a native or binary protocol for order entry.

Indirect Subscribers', CGMI Business Units', and CGMI Affiliates' orders, including any directed orders to Citi-ONE, are entered into Citi-ONE through CGMI's algos and/or SOR as described in Part II, Items 1 and 5, and the SOR uses the same FIX protocol to connect to Citi-ONE as is used by Direct Subscribers.

b. If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐

c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?

Yes☒ No☐

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

As noted above in Part II, Item 1, Indirect Subscribers, CGMI Business Units, and CGMI Affiliates are able to send orders to Citi-ONE only using CGMI's algos and/or SOR. Specifically, orders may be sent to the CGMI algos and/or SOR, which may select Citi-ONE as one of several possible routing destinations. Alternatively, ~~an Indirect Subscriber,~~a CGMI Business Unit~~,~~ or CGMI Affiliate may direct an order to Citi-ONE using CGMI's algos and/or SOR. <u>An Indirect Subscriber may send a directed order to Citi-ONE using CGMI's algos and/or SOR by requesting a custom routing strategy by contacting their Client Coverage personnel. CGMI will enable such a strategy on a case-by-case basis</u>. Regardless of which Participant and/or technology selects Citi-ONE as the destination for an order, the SOR sends orders to Citi-ONE. The SOR uses the same FIX protocol to access Citi-ONE as described in Part III, Item 5. Indirect Subscribers also may send orders to a CGMI Business Unit that may submit client orders into the Citi-ONE ATS through CGMI's algos and/or SOR. Because Indirect Subscriber, CGMI Business Unit, and CGMI Affiliate orders must pass through the additional technology layer of the CGMI algos and/or SOR, their orders as a general matter will not reach Citi-ONE as quickly as orders sent to Citi-ONE at the same time from Direct Subscribers.

d. If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ ~~No☐~~ No☒

If no, identify and explain any differences.

A CGMI Business Unit or CGMI Affiliate may direct an order to Citi-ONE using CGMI's algos and/or SOR. An Indirect Subscriber may send a directed order to Citi-ONE using CGMI's algos and/or SOR by requesting a custom routing strategy by contacting their Client Coverage personnel. CGMI will enable such a strategy on a case-by-case basis.